Exhibit 99.2

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
For the third quarter of 2019 and the nine months ended September 30, 2019
(Comparatives for the third quarter of 2018 and the nine months ended September 30, 2018)

Borr Drilling Limited
Unaudited Consolidated Financial Statements
 Unaudited Condensed Consolidated Statement of Operations
(In $ millions except per share data)

	Notes	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018

Operating revenues
Dayrate revenues	4	100.6	49.7	239.1	111.4
Related party revenues	4	2.1	-	2.1	-
Gain from bargain purchase	12	-	-	-	38.1
Gain on disposals		-	-	3.9	17.5
Total operating revenues		102.7	49.7	245.1	167.0

Operating expenses
Rig operating and maintenance expenses		(87.9)	(45.7)	(226.4)	(120.6)
Depreciation of non-current assets	8	(25.8)	(21.5)	(74.3)	(55.7)
Impairment of non-current assets	8	-	-	(11.4)	-
Amortisation of acquired contract backlog	12	(4.1)	(9.7)	(18.6)	(15.7)
General and administrative expenses		(10.9)	(9.7)	(35.0)	(23.5)
Restructuring costs		-	(4.6)	-	(31.9)
Total operating expenses		(128.7)	(91.2)	(365.7)	(247.4)

Operating loss		(26.0)	(41.5)	(120.6)	(80.4)

Loss from equity method investments	3	(1.6)	-	(1.6)	-

Financial income (expenses), net
Interest income		0.6	0.1	1.1	1.0
Interest expense	19	(13.7)	(5.2)	(46.8)	(5.2)
Other financial income (expenses), net	5,15	(34.7)	9.6	(64.4)	6.4
Total financial income (expenses), net		(47.8)	4.5	(110.1)	2.2

Loss before income taxes		(75.4)	(37.0)	(232.3)	(78.2)
Income tax expense	6	(3.8)	(2.0)	(6.5)	(2.0)
Net loss		(79.2)	(39.0)	(238.8)	(80.2)
Net (loss) income attributable to non-controlling interests		-	(0.1)	(1.5)	(0.2)
Net loss attributable to shareholders of Borr Drilling Limited		(79.2)	(39.1)	(237.3)	(80.0)

Basic loss per share	7	(0.72)	(0.37)	(2.21)	(0.78)
Diluted loss per share	7	(0.72)	(0.37)	(2.21)	(0.78)
Weighted-average shares outstanding		110,340,565	106,528,065	107,812,864	102,909,156

Condensed Consolidated Statement of Comprehensive Income (Loss)
Loss after income taxes		(79.2)	(39.0)	(238.8)	(80.2)
Unrealised gain (loss) from marketable securities	14	(2.3)	-	(6.4)	-
Unrealized loss from marketable securities reclassified to Statement of Operations	5	12.0	-	12.0	-
Other comprehensive gain (loss)		9.7	-	5.6	-
Total comprehensive loss		(69.5)	(39.0)	(233.2)	(80.2)

Comprehensive loss for the period attributable to
Shareholders of Borr Drilling Limited		(69.5)	(39.1)	(231.7)	(80.0)
Non-controlling interests		-	0.1	(1.5)	(0.2)
Total comprehensive loss		(69.5)	(39.0)	(233.2)	(80.2)

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	2.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet
(In $ millions)

	Notes	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		39.5	27.9
Restricted cash	13	77.1	63.4
Trade receivables		49.0	25.1
Jack-up drilling rigs held for sale	8	3.0	-
Marketable securities	14	30.5	4.2
Prepaid expenses		8.2	10.8
Acquired contract backlog	4	1.6	20.2
Deferred mobilization and contract preparation cost	4	16.1	6.0
Accrued revenue	4	32.9	18.9
Tax retentions receivable		11.6	11.6
Due from related parties	23	3.0	-
Other current assets	16	31.0	20.5
Total current assets		303.5	208.6

Non-current assets
Property, Plant and Equipment		7.5	9.5
Jack-up rigs	8	2,524.7	2,278.1
Newbuildings	9	318.8	361.8
Deferred mobilization and contract preparation cost	4	6.1	5.1
Marketable securities	14	-	31.0
Equity method investments	3	23.8	-
Other long-term assets	17	15.1	19.6
Total non-current assets		2,896.0	2.705.1
Total assets		3,199.5	2,913.7

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables		5.6	9.6
Amounts due to related parties	23	0.4	0.4
Unrealized loss on forward contracts	15	71.8	35.1
Accrued expenses		55.7	63.7
Onerous contracts	18	-	3.2
Other current liabilities	22	34.5	7.3
Total current liabilities		168.0	119.3

Non-Current liabilities
Long-term debt	19	1,585.5	1,174.6
Other liabilities		23.8	8.0
Onerous contracts	18	71.3	78.3
Total non-current liabilities		1,680.6	1,260.9
Total liabilities		1,848.6	1,380.2
Commitments and contingencies	24

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	3.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet
(In $ millions)

Stockholders’ Equity
Common shares of par value $0.05 per share: authorized 137,500,000 (2018: 125,000,000) shares, issued 112,278,065 (2018: 106,528,065) shares and outstanding 110,818,351 (2018: 105,068,351) shares at September 30, 2019	5.6	5.3
Additional paid in capital	1,887.8	1,837.5
Treasury shares	(26.2)	(26.2)
Other comprehensive loss	-	(5.6)
Accumulated deficit	(516.5)	(279.2)
Equity attributable to the Company	1,350.7	1,531.8
Non-controlling interest	0.2	1.7
Total equity	1,350.9	1,533.5

Total liabilities and equity	3,199.5	2,913.7

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	4.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Cash Flows
(In $ millions)

	Notes	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018
Cash Flows from Operating Activities
Net (loss)/income		(79.2)	(39.0)	(238.8)	(80.2)

Adjustments to reconcile net (loss) to net cash used in operating activities:
Non-cash compensation expense related to stock options and warrants	20	0.6	1.4	3.6	2.3
Depreciation of non-current assets	8	25.8	21.5	74.3	55.7
Impairment of non-current assets	8	-	-	11.4	-
Amortisation of acquired contract backlog	12	4.1	9.7	18.6	15.7
Gain on sale of rigs	8	-	-	(3.9)	(17.5)
Change in financial instruments	5	29.5	(1.8)	51.1	-
Non-cash net (income) loss from equity investments	3	1.6		1.6
Non-cash loan fees related to settled debt	5	-	-	5.6	-
Bargain purchase gain	12	-	-	-	(38.1)
Deferred income tax	6	0.8	0.6	0.3	0.9
Change in other current and non-current assets		5.3	2.1	(24.3)	(12.8)
Change in other current and non-current liabilities		0.9	2.0	21.1	(19.9)
Net cash (used in)/provided by operating activities		(10.6)	(3.5)	(79.4)	(93.9)

Cash Flows from Investing Activities
Purchase of plant and equipment		(1.2)	(2.5)	(1.8)	(4.8)
Proceeds from sale of fixed assets		-	0.5	6.8	38.6
Purchase business combination (acquisition), net of cash acquired	12	-	(1.0)	-	(195.1)
Purchase of marketable securities	14	-	(9.7)	(6.9)	(9.7)
Investments in equity method investments	3	(19.4)		(19.4)
Proceeds from sale of marketable securities	14	-	-	4.2	-
Payment and costs in respect of newbuildings	9	(3.7)	(0.1)	(137.3)	(362.4)
Payments and costs in respect of jack-up rigs	8	(14.4)	(0.6)	(108.1)	(7.5)
Net cash (used in)/provided by investing activities		(38.7)	(13.4)	(262.5)	(540.9)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance costs and conversion of shareholders loans		49.1	-	49.2	218.9
Proceeds from related party shareholder loan	23	-	-	-	27.7
Purchase of treasury shares		-	(7.4)	-	(9.7)
Repayment of long-term debt		-	-	(390.0)	(89.3)
Purchase of financial instruments	14	-	-	-	(28.5)
Proceeds, net of deferred loan costs, from issuance of long-term debt		10.0	-	649.6	374.4
Proceeds, net of deferred loan costs, from issuance of short-term debt	19	-	-	58.5	-
Net cash (used in)/provided by financing activities		59.1	(7.4)	367.3	493.5

Net increase (decrease) in cash and cash equivalents and restricted cash		9.8	(24.3)	25.4	(141.3)
Foreign exchange translation difference		-	-	-	-
Cash and cash equivalents and restricted cash at beginning of the period		106.8	86.1	91.3	203.1
Cash, cash equivalents and restricted cash at the end of period		116.6	61.8	116.6	61.8

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(23.9)	(7.9)	(52.6)	(15.7)
Income taxes refund (paid), net		2.9	(0.8)	0.9	(1.4)
Issuance of long-term debt as non-cash settlement for newbuild delivery instalment		-	174.0	87.0	522.0
Non-cash settlement of related party shareholder loan		-	-	-	27.7
Non-cash payments and cost in respect of jack-up rigs		-	-	42.4	-

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	5.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity
 (In $ millions except share and per share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive Gain / (Loss)	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at December 31, 2017	95,264,500	4.8	(6.7)	1,587.8	(6.2)	(88.8)	2.0	1,492.9
Issue of common shares	9,341,500	0.4	-	214.3	-	-	-	214.7
Equity issuance costs	-	-	-	(3.2)	-	-	-	(3.2)
Issue of common shares	1,528,065	0.1	-	35.1	-	-	-	35.2
Equity issuance costs	-	-	-	-	-	-	-	-
Other transactions:
Share-based compensation	-	-	-	2.3	-	-	-	2.3
Purchase of treasury shares	(440,000)	-	(9.7)	-	-	-	-	(9.7)
Total comprehensive loss	-	-	-	-	-	(80.0)	(0.2)	(80.2)
Non-controlling interest	-	-	-	-	-	0.1	(0.1)	-
Consolidated balance at September 30, 2018	105,694,065	5.3	(16.4)	1,836.3	(6.2)	(168.7)	1.7	1,652.0
Share-based compensation	-	-	-	1.4	-	-	-	1.4
Settlement of directors’ fees	14,286	-	0.2	(0.2)	-	-	-	-
Purchase of treasury shares	(640,000)	-	(10.0)	-	-	-	-	(10.0)
Total comprehensive loss	-	-	-	-	0.6	(110.5)	-	(109.9)
Non-controlling interest	-	-	-	-	-	-	-	-
Consolidated balance at December 31, 2018	105,068,351	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Issue of common shares	5,750,000	0.3	-	53.2	-	-	-	53.5
Equity issuance costs	-	-	-	(4.3)	-	-	-	(4.3)
Other transactions:
Share-based compensation	-	-	-	3.6	-	-	-	3.6
Total comprehensive loss	-	-	-	-	5.6	(237.3)	(1.5)	(233.2)
Other, net	-	-	-	(2.2)		-	-	(2.2)
Consolidated balance at September 30, 2019	110,818,351	5.6	(26.2)	1,887.8	-	(516.5)	0.2	1,350.9

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	6.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Note 1 -  General information

Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. The company is listed on the Oslo Stock Exchange, under the ticker BDRILL and since July 31, 2019, on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry, with the ambition of acquiring and operating modern jack-up drilling rigs. As of September 30, 2019, the total fleet consisted of 34 jack-up drilling rigs and one semi-submersible drilling rig, of which 8 jack-up drilling rigs are scheduled for delivery between 2019 and 2020.

As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,”, “Borr”, “we,” “Group,” “our” and words of similar import refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organisation”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

We have prepared our accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) for interim financial information. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by accounting principles generally accepted in the U.S. for complete financial statements. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise noted. Operating results for the three and nine months ended September 30, 2019, are not necessarily indicative of the results that may be expected for the year ending December 31, 2019, or for any future period. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto including the Company’s annual report for the year ended December 31, 2018. The annual report and F-1 can be found on our website, www.borrdrilling.com. The amounts are presented in millions of United States dollar (U.S. dollar), unless otherwise stated. The financial statements have been prepared on a going concern basis.

Certain amounts in prior periods have been reclassified to conform to current presentation, including the bargain purchase gain reported in the first quarter of 2018 that has been reclassified as part of operating items.  Such reclassifications did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

The Condensed Consolidated Financial Statements present the financial position of Borr Drilling Limited and its subsidiaries. Investments in companies in which the we control, or directly or indirectly hold more than 50% of the voting control of, are consolidated in the financial statements. Investments in entities which the we do not control, but is considered to exert significant influence, generally by owning more than 20% but less than 50% of the voting shares, are accounted for under the equity method. Our period earnings as a proportion of the equity method investment’s income statement are included in our Statement of Operations, and the value of our investment including cumulative gains and losses from inception are included within non-current assets in our balance sheet.

Subsequent events have been reviewed from the period end to the issuance of the Condensed Consolidated Financial Statements on November 26, 2019.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company. All intercompany balances, transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with affiliates are eliminated to the extent of the Company’s interest in the entity. The non-controlling interests of subsidiaries were included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests". Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

Going concern

The Company is dependent on either amendments to its financing covenants, additional financing, delaying its planned rig deliveries, or a combination of these measures in order to finance its planned and future activation and reactivations of rigs. This raises substantial doubt about the Company’s ability to continue as a going concern. The Company is in dialogue with its current lenders to amend its covenants on liquidity and equity ratios. Furthermore, the Company has initiated discussions with its yard around delaying its 2020 rig deliveries. While the Company has confidence that these measures will enable it to activate new rigs and manage its liquidity appropriately, and it has a track record of delivering additional financing, there is no guarantee that these measures will be concluded successfully.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	7.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Reverse share split

We have effected a conversion of each of our Shares into 0.20 Shares, resulting in a reverse share split at a ratio of 5-for-1. Our post-Reverse Share Split Shares began to trade on the Oslo Børs on June 26, 2019. All share and per share data in these financial statements have been adjusted to give effect to our Reverse Share Split and is approximate due to fractional shares.

Sarbanes-Oxley

The Company has determined that certain advance payments to executives in 2019 constituted a breach of Section 13(k) of the US Exchange Act 1934. This inadvertent breach has now been remedied.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -  Accounting policies

The accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except as described below. None of the new accounting standards or amendments that were adopted as of the first nine months of 2019 had a significant effect on the condensed interim consolidated financial statements, except as described below.

Equity method investments

The Company accounts for its ownership interests in certain Mexican companies, Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Performex”) and OPEX Perforadora S.A. de C.V (“OPEX”), as equity method investments in accordance with ASC 323, Investments — Equity Method and Joint Ventures and records the investment in equity method investments in the consolidated balance sheet. The equity method of accounting is applied when the investor has an ownership interest of less than 50% and/or has significant influence over the operating or financial decisions of the investee. Under the equity method, investments are stated at initial cost, additionally guarantees issued to the equity method investments and in-substance capital contributions and capital contributions are allocated to the investment. The Company’s proportionate share of net income (loss) is reflected as a single-line item in the consolidated statements of operations and as increases or decreases, as applicable, in the carrying value of the Company’s investment in the consolidated balance sheets. In addition, the proportionate share of net income (loss) is reflected as a non-cash activity in operating activities in the Consolidated Statements of Cash Flows. Contributions increase the carrying value of the investment and are reflected as an investing activity in the Consolidated Statements of Cash Flows.

Investments in equity method investments are assessed for other-than-temporary impairment whenever changes in the facts and circumstances indicate an other-than-temporary loss in carrying value has occurred.

Related party revenue

We provide corporate support services, secondment of personnel and management services to our Equity Method Investments under management and service agreements. The services are based on costs incurred in the period with appropriate margins and have been recognized under related party revenues in our Statement of Operations, with associate costs included within Operating Expenses.

Related party bareboat revenue

We lease rigs on bareboat charters to our Equity Method Investment, Performex. The Company expects lease revenue earned under the bareboat charters to be variable over the lease term, as a result of the contractual arrangement which assigns the bareboat a value over the lease term equivalent to residual cash after payments of operating expenses and other fees.  The Company, as a lessor, does not recognise a lease asset or liability on its balance sheet at the time of the formation of the entities nor as a result of the lease. Revenue is recognised when management are able to reasonably predict the expected underlying bareboat rate over the contract term. No revenue was recognized under these bareboat contracts in the third quarter of 2019 due to commencement and mobilisation costs prior to start-up of operations in September impacting the residual bareboat value.

Recently Issued Accounting Standards

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 (Topic 842,
“Leases”), as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, time and uncertainty of cash flows arising from lease agreements. We adopted this standard, on a modified retrospective basis, effective January 1, 2019 and will not restate comparative periods. With respect to leases in which we are the lessee, we recognized a lease liability of $12.1 million and a corresponding right-of-use asset of approximately $2.0 million as of January 1, 2019. Adoption of this standard did not materially impact our Consolidated Statement of Operations and had no impact on our Consolidated Statement of Cash Flows.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	8.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

We have elected the package of practical expedients that permits us to not reassess (1) whether previously expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. In addition, we have elected the hindsight practical expedient in connection with our adoption of the new lease standard. As lessee, we have made the accounting policy election to not recognize a right-of-use asset lease and lease liability for leases with a term of 12 months or less. We will recognize lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term. We have also elected the practical expedient to not separate lease and non-lease components.

Many of our leases contain variable non-lease components such as maintenance, taxes, insurance, and similar costs for the spaces we occupy. For new and amended leases beginning in 2019 and after, the Company has elected the practical expedient not to separate these non-lease components of leases for classes of all underlying assets and instead account for them as a single lease component for all leases. We straight-line the net fixed payments of operating leases over the lease term and expense the variable lease payments in the period in which we incur the obligation to pay such variable amounts. These variable lease payments are not included in our calculation of our ROU assets or lease liabilities.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Certain of our lease agreements include options to extend or terminate the lease, which we do not include in our minimum lease terms unless management is reasonably certain to exercise.

Our drilling contracts contain a lease component related to the underlying drilling equipment, in addition to the service component provided by our crews and our expertise to operate such drilling equipment. We have concluded the non-lease service of operating our equipment and providing expertise in the drilling of the client’s well is predominant in our drilling contracts. We have applied the practical expedient to account for the lease and associated non-lease components as a single component. With the election of the practical expedient, we will continue to present a single performance obligation under the new revenue guidance in Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.”

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share Based-Payment Accounting. This ASU intends to improve the usefulness of information provided and reducing the cost and complexity of financial reporting. A main objective of this ASU is to substantially align the accounting for share-based payments to employees and non-employees. The guidance is effective for annual reporting periods beginning after December 15, 2018 for public entities, including interim periods within that period. Our adoption did not have a material effect on our Condensed Consolidated Financial Statements.

Issued not effective accounting standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We continue to evaluate the requirements and do not expect our adoption to have a material effect on our condensed consolidated statements of financial position, operations or cash flows or on the disclosures contained in our notes to condensed consolidated financial statements.

Note 3 -  Equity method investments

On June 28, 2019, we entered into a binding agreement to acquire 49% of the shares in Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. (“Performex”) and OPEX Perforadora S.A. de C.V (“OPEX”), entities incorporated in 2019 by Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) , a Mexican oil and gas services company, for the purposes of performing integrated drilling services under contracts with Petroleo Mexicanos (“Pemex”).

The below table sets forth the results from these entities year to date and for the third quarter 2019 and their financial position as at 30 September 2019.

In $ millions	Performex	OPEX
Revenue	10.0	18.7
Operating expenses	12.8	20.7
Net income	(1.9)	(1.4)
Cash	4.9	1.6
Total assets	37.7	28.5
Equity	(1.9)	(1.4)

Revenue in OPEX is recognized on a percentage of completion basis. The service OPEX delivers is to a single customer, PEMEX, and involves delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Performex is recognized on a day rate basis on a contract with OPEX, consistent with Borr’s historical revenue recognition policies, with day rate accruing each day as the service is performed. The Company provides rigs and services to Performex for use in its contracts with OPEX.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	9.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

The total assets of both OPEX and Performex includes in-substance capital contributions from their shareholders, Borr and CME. As at the balance sheet date, the Board of OPEX and Performex intend to convert certain amounts of this funding into equity, which is expected to take place in the fourth quarter of 2019, and which will increase the equity balance within each entity and improve the current negative equity balances.

The Company has issued a performance guarantee to OPEX for the duration of its contract with PEMEX. Management have performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to an alpha category credit score, adjusting for country risk and default probability. The Company has subsequently recognized a liability for $5.9 million within other long term liabilities, and added the $5.9 million to the investment in the joint venture in the third quarter of 2019

The following present our investments in equity method investments as at September 30, 2019:

In $ millions	Performex	OPEX	Borr Total
Equity invested	0.0	0.0	0.0
Funding provided	17.0	2.5	19.5
Accumulated net loss 100% basis	(1.9)	(1.4)	(3.3)
Accumulated net loss 49% basis	(0.9)	(0.7)	(1.6)
Guarantee provided	-	5.9	5.9
Total	16.1	7.7	23.8

Note 4 -  Operating revenues

In the three months ended September 30, 2019 and September 30, 2018 and the nine months ended September 30, 2019 and September 30, 2018, the Company recognised dayrate and related party revenues of $102.7 million, $49.7 million, $241.2 million and $111.4 million, respectively, primarily relating to dayrates.

To obtain contracts with our customers, the Company incurs costs to prepare a rig for contract and deliver or mobilise a rig to the drilling location. The Company defers pre‑operating costs, such as contract preparation and mobilisation costs, and recognise such costs on a straight‑line basis, consistent with the general pace of activity, in rig operating and maintenance costs over the estimated firm period of drilling. In the three months ended September 30, 2019, September 30, 2018 and nine months ended September 30, 2019 and September 30, 2018, the Company recognised $9.9 million, $1.6 million, $16.8 million and $10.1 million, respectively, of pre-operating expenses included in rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations.

The Company has one operating segment, and this is reviewed by the Chief Operating Decision Maker (“CODM”), which is the Company’s board of directors (the “Board”), as an aggregated sum of assets, liabilities and activities that exist to generate cash flows.

Geographic data

Revenues are attributed to geographical location based on the country of operations for drilling activities, i.e. the country where the revenues are generated.

The following presents our revenues by geographic area:	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018
(In $ millions)
North Sea	34.0	23.7	89.7	49.0
West Africa	31.8	11.2	66.3	32.6
Middle East	10.5	14.8	32.7	23.0
South East Asia	7.0	-	12.8	6.8
Mexico	19.4	-	39.7	-
Total	102.7	49.7	241.2	111.4

Major customers

Following customers accounted for more than 10% of our contract revenues:	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018
(In % of operating revenues)
National Drilling Company (ADOC)	10%	23%	14%	21%
Pan American Energy	18%	-	15%	-
ExxonMobil	16%	-	12%	-
Centrica North Sea Limited (Spirit Energy)	11%	10%	11%	10%
Total	55%	33%	52%	31%

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	10.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Fixed Assets — Jack-up rigs(1)

The following presents the net book value of our jack-up rigs by geographic area
	As of September 30, 2019	As of December 31, 2018

(In $ millions)
Middle East	41.1	42.0
North Sea	298.6	320.0
West Africa	655.0	203.0
South East Asia	1,137.4	1,713.1
Mexico	392.6	-
Total	2,524.7	2,278.1

(1)The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Management continue to develop the information receivable by the CODM to include information pertaining to our newly operating Mexican affiliates. We expect that, in the fourth quarter of 2019, the Company will disclose the metrics of these Equity Method Investments within this note as they will be included in reporting to the CODM.

Contract balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules.
Payment terms on invoiced amounts are typically 30 days. Current contract asset balances are included in “Deferred mobilization costs, Acquired contract backlog and Accrued revenue” and non-current contract assets are included in “Other assets” on our Consolidated Balance Sheets.

The following table provides information about contract assets from contracts with customers:

	As of September 30, 2019	As of December 31, 2018
(In $ millions)
Current contract assets	50.6	45.1
Non-current contract assets	6.2	5.1
Total contract assets at September 30, 2019	56.8	50.2

Significant changes contract assets balances for the period ended September 30, 2019 are as follows:

(In $ millions)	Contract assets
Net balance at January 1, 2019	50.2
Additions to deferred costs and accrued revenue	96.7
Amortization of deferred costs	(90.1)
Total contract assets at September 30, 2019	56.8

Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Contract liabilities

Contract liabilities consists of deferred mobilization revenue which is earned prior to commencement of the contract and amortized rateably over the initial term of the related drilling contract. The liability is recognized when the right to consideration becomes unconditional, which is normally on commencement of the drilling contract.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	11.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Significant changes to contract liability balances for the period ended September 30, 2019 are as follows:

(In $ millions)	Contract assets
Net balance at January 1, 2019	(0.8)
Additions to deferred revenue	(10.0)
Amortization of deferred revenue	5.0
Total contract liabilities at September 30, 2019	(5.8)

Note 5 -  Other financial income (expenses), net

Other financial income (expense), net is comprised of the following:

	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018
(In $ millions)
Foreign exchange (loss)/gain, net	(0.2)	-	0.8	(0.5)
Other financial expenses	(5.0)	(1.4)	(14.1)	(2.3)
Change in unrealised (loss)/gain on call spread (note 15)	(0.8)	(1.7)	(2.4)	(8.8)
Change in unrealised (loss)/gain on marketable securities	(12.0)	-	(12.0)	-
(Loss)/gain on forward contracts (note 15)	(16.7)	12.7	(36.7)	18.0
Total	(34.7)	9.6	(64.4)	6.4

During the third quarter of 2019 we have re-assessed our debt securities and concluded that these are likely to be sold within the short term. As a result, we recognized and recycled $12.0 million of losses through the income statement previously recognized under OCI, whereof $2.3 million related to the fair value adjustment for the three months ended September 30, 2019.

(Loss)/gain on forward contracts is presented net for the three and nine months ended September 30, 2019 and 2018. We did not realize any gains or losses in the third quarter of 2019.

Note 6 -  Taxation

Borr Drilling Limited is a Bermuda company not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an Exempted Company. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.

The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.

Income tax expense is comprised of the following:	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018
(In $ millions)
Current tax	3.0	1.4	6.2	1.1
Change in deferred tax	0.8	0.6	0.3	0.9
Total	3.8	2.0	6.5	2.0

Note 7 -  Earnings/(Loss) per share

The computation of basic earnings/(loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 2,675,000 share options outstanding issued to employees and directors and convertible bonds with a conversion price of $33.4815 for a total of 10,453,534 shares. Due to the Company’s current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on the EPS of the Company.

All periods presented have been adjusted for our 5 for 1 reverse share split in June 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	12.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018

Basic loss per share	(0.71)	(0.37)	(2.15)	(0.78)
Diluted loss per share	(0.71)	(0.37)	(2.15)	(0.78)

Issued ordinary shares at the end of the period	112,278,065	106,528,065	112,278,065	106,528,065

Weighted average numbers of shares outstanding for the period	110,340,565	106,528,065	107,812,864	102,909,156

The number of share options that would be considered dilutive under the “if converted method” for the three months ended September 30, 2019 is 0 (three months ended September 30, 2018: 201,522).

Note 8 -  Jack-up rigs

	Cost	Accumulated depreciation	Net carrying value
(In $ millions)
Balance at December 31, 2018	2,366.6	(88.5)	2,278.1
Additions	68.1	-	68.1
Asset transfers (note 9)	268.0	-	268.0
Depreciation and amortisation	-	(73.0)	(73.0)
Disposals	(2.1)	-	(2.1)
Reclassification to asset held for sale	(3.0)	-	(3.0)
Impairment	(14.8)	3.4	(11.4)
Balance at September 30, 2019	2,682.8	(158.1)	2,524.7

The Company took delivery of the “Njord” in the first quarter of 2019. The final delivery instalment was funded by delivery financing from PPL Shipyard of $87.0 million.

The Company entered into a sale agreement for the “Baug”, “C20051” and “Eir” in May 2019. The sale of “Baug” and “C20051” closed in May 2019 and we recorded a gain of $3.9 million in connection with the transaction.

In addition, the Company recorded a depreciation charge of $0.4 million in the third quarter of 2019, $4.0 million in the third quarter of 2018, $1.3 million in the first nine months of 2019 and $6.8 million for the first nine months of 2018 related to property, plant and equipment.

Impairment assessment

During the third quarter of 2019, the Company evaluated the carrying value of our drilling rigs due to continuing impairment indicators. Based on our assumptions and analysis at that time, we determined that the undiscounted probability-weighted cash flows for each rig were in excess of their respective carrying values. As a result, we concluded that no impairment of these rigs had occurred at September 30, 2019.

An impairment loss of $11.4 million was recognized for the “Eir” in the first quarter of 2019 as a result of entering into a sale agreement, which resulted in the Company reducing the book value to the expected sale value. As of September 30, 2019, the Company consider that the consideration for held for sale presentation continues to be achieved and the “Eir” is classified within jack-up drilling rigs held for sale.

Note 9 -   Newbuildings

	September 30, 2019	December 31, 2018
(In $ millions)
Balance at January 1st	361.8	642.7
Additions	210.7	971.4
Capitalized interest	14.3	23.4
Asset transfers	(268.0)	(1,275.7)
Total	318.8	361.8

The Company took delivery of the “Njord” in the first quarter 2019. The delivery instalment was funded by delivery financing from PPL Shipyard Ltd of $87.0 million. Also in the first quarter of 2019, the Company entered into a novation agreement to acquire Hull No. B378 from Keppel Shipyard Ltd (see note 11) for a purchase price of $122.1 million. The acquisition was partly funded by a new bridge financing facility from Danske Bank A/S and partly by drawing down on the $160 million Senior secured revolving loan facility entered into in the first quarter, which was repaid in June 2019. The rig was subsequently renamed “Thor” and was delivered on May 9, 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	13.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Note 10 -  Leases

We have operating leases expiring at various dates, principally for real estate, office space, storage facilities and operating equipment.  For our Houston office space, we have previously deemed the lease as an onerous lease as a result of change in our operating strategy, it is expected that the lease will expire on March 1, 2022.  For this operating lease, upon adoption of the new standard, we offset the right-of-use asset of the lease by the existing carrying amount of the liability previously recorded on the date of adoption.

Supplemental balance sheet information related to leases was as follows:

September 30, 2019
(In $ millions)
Operating leases
Operating leases right-of-use assets	2.7
Current operating lease liabilities	3.7
Long-term operating lease liabilities	6.8

The current portion of the ROU asset is recognized within other current assets (see note 16) and the non-current portion is recognized within other long-term assets (see note 17). The current lease liabilities are recognized within other current liabilities (see note 22) and the non-current lease liabilities are recognized within other liabilities.

Components of lease cost is comprised of the following:	3 months ended September 30, 2019	9 months ended September 30, 2019

(In $ millions)
Operating lease cost	0.5	1.6
Short-term lease cost	5.0	18.6
Variable lease cost	-	-
Total lease cost	5.5	20.2
Sublease income	0.2	0.4

Supplemental cash flow information related to leases was as follows:	September 30, 2019

(In $ millions)
Cash payments for onerous lease contracts	0.9
Operating cash flows from operating leases	0.3
Total lease payments	1.2
Weighted average remaining lease term for operating leases (years)	7.91
Weighted average discount rate for operating leases	6.38%

Maturities of lease liabilities were as follows:	September 30, 2019

(In $ millions)
2019	4.4
2020	4.2
2021	1.9
2022	0.3
2023	0.3
Thereafter	1.4
Total lease payments	12.5
Less interest	1.9
Present value of lease liability	10.6

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	14.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Maturities of lease liabilities were as follows:	December 31, 2018

(In $ millions)
2019	4.6
2020	3.6
2021	3.6
2022	0.5
2023	-
Thereafter	-
Total lease payments	12.3

Note 11 -  Asset acquisition

Acquisition of Keppel’s Hull B378

In March 2019, the Company entered into an assignment agreement with the original owner for the assignment of the rights and obligations under a construction contract to take delivery of one KFELS Super B Bigfoot premium jack-up rig identified as Keppel’s Hull No. B378 from Keppel for a purchase price of $122.1 million. The construction contract was, at the same time, novated to our subsidiary, Borr Jack-Up XXXII Inc., and amended. Borr Jack-Up XXXII Inc. took delivery of the rig on May 9, 2019. The rig has been renamed ‘‘Thor.’’

Acquisition of Keppel Rigs

In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In the second quarter of 2018, the Company paid a pre-delivery instalment of $288.0 million. The pre-delivery instalment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. The Company has secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan is non-amortizing and matures five years after the respective delivery dates. The delivery financing will be secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from the Company. The Company has taken delivery of the first rig in the fourth quarter of 2019, with the remaining rigs scheduled to be delivered quarterly thereafter until the last rig is delivered in the fourth quarter of 2020. The remaining contracted instalments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $454.5 million as of September 30, 2019.

Note 12 -  Business acquisition

Paragon Offshore Limited

The Company announced a binding tender offer agreement (the “Tender Offer Agreement”) on February 21, 2018 to offer to purchase all outstanding shares in Paragon Offshore Limited (“Paragon”) (“the Offer”). The total acquisition price to purchase all outstanding shares was $241.3 million. The transaction was subject to the satisfaction of the offer conditions, customary closing conditions, including, among other customary conditions, that (a) at least 67% of the outstanding Paragon shares were validly tendered and not withdrawn before the expiration date, (b) no material adverse change shall have occurred prior to closing, and (c) Paragon shall have completed all actions necessary to acquire ownership of certain Prospector drilling rigs and legal entities currently subject to Chapter 11 proceedings in the United States Bankruptcy Court in the District of Delaware. On March 29, 2018, all of the conditions to the Offer were satisfied and the transaction closed. Shareholders holding 99.41% of the shares accepted the offer for a total payment of approximately $240.0 million.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	15.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Recognised amounts of identifiable assets acquired and liabilities assumed at fair value:

March 29, 2018
(In $ millions)
Cash and Cash equivalents	41.7
Restricted cash	4.2
Trade receivables	31.0
Other current assets (including contract backlog of $31.6 million)	53.4
Jack-up drilling rigs	246.0
Assets held for sale	15.0
Property, Plant and Equipment	16.1
Other long-term assets (including contract backlog of $12.8 million)	24.8
Trade payables	(10.5)
Accruals and other current liabilities	(40.9)
Long term debt	(87.7)
Other non-current liabilities	(13.7)
Total	279.4

Fair value of consideration satisfied by cash:
Payment upon completion by the Company (March 29, 2018)	240.0
Payment to non-controlling interest	1.3
Total	241.3

Total fair value of purchase consideration	241.3
Fair value of net assets acquired	279.4
Bargain Gain	(38.1)

At the time of the acquisition, Paragon was an international driller with a fleet of 23 drilling units. This fleet included two modern jack-up drilling rigs, the Prospector 1 and Prospector 5, built in 2013 and 2014, respectively. The fleet also included a semi-submersible drilling rig, MSS1, with a long-term contract for TAQA in the North Sea which commenced on March 6, 2018. We disposed of 16 jack-up rigs acquired in the Paragon transaction during 2018 and one in 2019.

The Paragon transaction is accounted for as a business combination. The estimated fair value of the individual rigs was derived by using a market and income-based approach with market participant-based assumptions. A bargain purchase gain of $38.1 million was recognized in the Consolidated Statement of Operations. A bargain purchase gain arises when fair value of the net assets acquired is higher than total fair value of purchase consideration.

Immediately following the closing of the Paragon transaction, the Company settled the long-term debt of $87.7 million plus $1.6 million of accrued interest and brokerage fees.

During 2018, the Company purchased the remaining outstanding shares in Paragon Offshore limited for $1.0 million.

Paragon pro forma information (unaudited)

Basis of preparation

The unaudited pro forma financial information is based on Borr Drilling’s and Paragon’s historical consolidated financial statements as adjusted to give effect to the acquisition of Paragon. The unaudited revenue and net income (loss) for the nine months ended September 30, 2018 give effect to the Paragon acquisition as if it had occurred on January 1, 2017.

Pro forma for the nine months ended September 30, 2018

(In $ millions)	(unaudited)
Revenue	147.2
Net income (loss)	(191.6)

Certain one-time adjustments were included in the pro forma financial information.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	16.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Note 13 -  Restricted cash

	September 30, 2019	December 31, 2018
(In $ millions)
Opening balance	63.4	39.1
Transfer to (from) restricted cash	13.7	24.3
Total	77.1	63.4

All restricted cash is recorded within current assets and consist of deposits in margin accounts, restricted cash of $4.0 million under our $195 Hayfin Loan Facility and bank deposits in relation to forward contracts and deposits made for issued guarantees and letters of credit.

Note 14 -  Marketable Securities

Our marketable securities consist of debt securities and equity securities. Debt securities are marked to market, with changes in fair value recognised in “Other comprehensive income” (“OCI”) unless any reduction in fair value is considered to be other than temporary.  Equity securities are re-measured at fair value with unrealized gains and losses recognized under other financial income (expenses), net. The Company acquired debt securities for a consideration of $2.9 million in the second quarter of 2019. In the first quarter of 2019, the Company purchased debt securities for $3.1 million.

As of December 31, 2018, an accumulated unrealised loss of $5.6 million was recognised in OCI for the non-current marketable securities. In the third quarter of 2019, we recorded an unrealised loss of $2.3 million through OCI, increasing the accumulated unrealised loss position to $12.0 million as of the third quarter of 2019. The accumulated loss of $12.0 million was recognized and recycled during the quarter, see note 5.

The following table sets forth Marketable securities, non-current

(In $ millions)	September 30, 2019	December 31, 2018
Opening balance January 1st	31.0	20.7
Purchase of marketable securities	3.1	9.7
Unrealized gain/(loss) on marketable securities	(7.3)	0.6
Reclassification to marketable securities, current	(26.8)	-
Total marketable securities, non-current	-	31.0

The following table sets forth Marketable securities, current

(In $ millions)	September 30, 2019	December 31, 2018
Opening balance January 1st	4.2	-
Purchase of marketable securities	2.9	4.2
Sale of marketable securities	(4.2)	-
Unrealized gain/(loss) on marketable securities	0.8	-
Reclassification from marketable securities, non-current	26.8
Total marketable securities, current	30.5	4.2

We reclassified $26.8 million of our debt securities from non-current to current in the first quarter of 2019 due to developments in the issuer of the debt securities. Realization of the investment is estimated to take place within the next 12 months.

Note 15 -  Financial Instruments

Forward contracts

As of September 30, 2019, the Company has forward contracts to purchase shares in a listed drilling company for an aggregate amount of approximately $92.3 million. The forward contracts consist of forward assets of $20.5 million and forward liabilities of $92.3 million and are presented as a net unrealized loss of $71.8 million in the Consolidated Balance Sheets as of September 30, 2019. During the first quarter of 2019, the Company sold shares resulting in net cash proceeds of $4.2 million (see note 14) and simultaneously purchased forward contracts with exposure to the same amount.

Call Spread

Fair value adjustments during the third quarter of 2019 resulted in an unrealised loss recognised in the Condensed Consolidated Statements of Operations in other financial income (expense), net, of $0.8 million. As of September 30, 2019, aggregated fair value adjustments were unrealised loss of $28.1 million related to one-off costs for entering the position and subsequent fair value adjustments.  The Call Spread is presented under other long-term assets, (see note 17).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	17.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Note 16 -   Other current assets

	September 30, 2019	December 31, 2018
Other current assets are comprised of the following:

(In $ millions)
Client rechargeable	6.1	5.1
Other receivables	6.0	7.9
VAT and other tax receivable	15.7	4.3
Deferred financing fee	2.7	3.2
Right-of-use lease asset, current	0.5	-
Total	31.0	20.5

Note 17 -  Other long-term assets

	September 30, 2019	December 31, 2018
Other long-term assets are comprised of the following:

(In $ millions)
Other receivables	-	0.5
Deferred tax asset	2.4	2.6
Call Spread (note 15)	0.4	2.8
Tax refunds	0.1	4.2
Prepaid fees	10.0	9.5
Right-of-use lease asset, non-current	2.2	-
Total	15.1	19.6

Note 18 -  Onerous contracts

	September 30, 2019	December 31, 2018
(In $ millions)
Onerous lease commitments	-	10.2
Onerous rig contracts	71.3	71.3
Total	71.3	81.5

Onerous contracts for Hull B366 (TBN “Tivar”) of $16.8 million, Hull B367 (TBN “Vale”) of $26.9 million and Hull B368 (TBN “Var”) of $27.6 million, in total $71.3 million, relate to the estimated excess of remaining shipyard instalments to be made to Keppel FELS over the value in use estimate for the jack-up drilling rigs to be delivered. Remaining shipyard instalments and onerous contract are expected to be settled when the newbuildings are delivered and paid in 2020. As a result of the adoption of the new lease standard from January 1, 2019, the onerous lease commitments for our office space in Houston and Beverwijk are now included in our lease liabilities (see note 10 and 22).

Note 19 -  Long-term debt

Long-term debt is comprised of the following:
	Carrying amount		Principal amount		Back end fee
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
(In $ millions)
$200m DNB Revolving Credit Facility	-	130.0	-	130.0	-	-
$195m Hayfin Loan Facility	192.0	-	195.0	-	-	-
$450m Syndicated Senior Secured Credit Facilities	253.6	-	260.0	-	-	-
$100m New Bridge Revolving Credit Facility	5.0	-	5.0	-	-	-
$350m Convertible bonds	346.3	346.5	350.0	350.0	-	-
PPL Delivery Financing	788.6	698.1	753.3	669.6	29.6	26.1
Total	1,585.5	1,174.6	1,563.3	1,149.6	29.6	26.1

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	18.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

At September 30, 2019 the scheduled maturities of our debt were as follows:	Maturities

(In $ millions)
2019	-
2020	-
2021	55.6
2022	488.1
2023	935.9
2024	83.7
Thereafter	-
Total principal amount of debt	1,563.3
Total debt-related balances, net	22.2
Total carrying amount of debt	1,585.5

Syndicated Senior Secured Credit Facilities

On June 25, 2019, we entered into a $450 million senior secured credit facilities agreement with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others, consisting of a $230 million credit facility, $50 million newbuild facility, $70 million for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and, assuming certain conditions are met, a $100 million incremental facility. The terms were that the $50 million newbuild facility would be available to draw upon delivery of the newbuild rig “Tivar”, and the $100 million incremental facility would be available to draw upon repayment of the New Bridge Revolving Credit Facility. In the third quarter 2019, $50 million of the $100 million New Bridge Revolving Credit Facility was repaid and transferred into the $100 million incremental facility, out of which $30 million was utilised.

New Bridge Revolving Credit Facility

On June 25, 2019, we entered into a $100 million senior secured revolving loan facility agreement with DNB Bank ASA and Danske Bank, as lenders. In the third quarter $50 million was repaid and transferred from the $100 million New Bridge Revolving Credit Facility into the $100 million incremental facility. $50 million remains available under the New Bridge Revolving Credit Facility, whereof $5 million was drawn down at September 30, 2019.

Interest

Average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 6.34% for the period ended September 30, 2019.

Note 20 -  Compensation

Share-based payment charges for the period ending:

	3 months to September 30, 2019	3 months to September 30, 2018	9 months to September 30, 2019	9 months to September 30, 2018
(In $ millions)
Total	0.6	1.4	3.6	2.3

At March 11, 2019, the Company issued 460,000 share options to certain employees and directors of the Company. The awards were granted under the existing approved share option scheme. The options have a strike price of $17.50 per share, which compares to the Company’s share’s closing price of $14.2 on March 8, 2019. The options will expire after five years and have a four-year vesting period. Expected life after vesting is estimated at two years. Risk free interest rate is set to 2% and expected future volatility is estimated at 32%.  Total number of options authorised by the Board is 3,494,000 and 2,675,000 are outstanding as of September 30, 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	19.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Note 21 -  Fair values of financial instruments

The carrying value and estimated fair value of the Company’s cash and financial instruments were as follows:

		As at September 30, 2019		As at December 31, 2018
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents		39.5	39.5	27.9	27.9
Restricted cash		77.1	77.1	63.4	63.4
Marketable securities – non-current	1	-	-	31.0	31.0
Marketable securities – current	1	30.5	30.5	4.2	4.2
Trade receivables		49.0	49.0	25.1	25.1
Accrued revenue		32.9	32.9	18.9	18.9
Tax retentions receivable		11.6	11.6	11.6	11.6
Other current assets (excluding deferred costs)		31.0	31.0	17.3	17.3
Due from related parties		3.0	3.0	-	-
Forward contracts (note 15)	2	20.5	20.5	50.3	50.3

Liabilities
Long-term liabilities	2	1,494.5	1,585.5	1,113.6	1,174.6
Trade payables		5.6	5.6	9.6	9.6
Accruals and other current liabilities		90.2	90.2	71.0	71.0
Forward contracts (note 15)	2	92.3	92.3	85.4	85.4
Guarantees issued to equity method investments (note 3)	3	5.9	5.9	-	-

Financial instruments included in the consolidated accounts within ‘Level 1 and 2’ of the fair value hierarchy are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, marketable securities, other current assets (excluding prepayments and deferred costs), trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.

Included in “Level 2” are forward contracts and Call Spread (note 15). No assets or liabilities have been transferred from one level to another during the quarter.

Included in “Level 3” is guarantees issued to equity method investments. The guarantee has been valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and default probability (note 3).

Note 22 -  Other current liabilities

	September 30, 2019	December 31, 2018
Accruals and other current liabilities are comprised of the following:

(In $ millions)
Accrued payroll and severance	7.0	3.1
VAT and current taxes payable	15.1	4.2
Operating lease liability, current	3.7	-
Deferred mobilisation revenue	4.1	-
Other current liabilities	4.6	-
Total accruals and other current liabilities	34.5	7.3

Note 23 -  Related party transactions

Transactions with those holding significant influence over the Company

2018 Equity offering
At March 22, 2018, the Company announced that it would raise up to $250 million in an equity offering divided in two tranches. Tranche 2 of the equity offering was subject to approval by the extraordinary general meeting to be held on 5 April 2018 and subsequent share issue. In connection with the settlement of Tranche 2, $27.7 million was registered as liability to shareholders including $20.0 million to Drew Holdings Ltd (“Drew”) as of March 31, 2018. Drew is a trust established for the benefit of Tor Olav Trøim, the Chairman of the Company. As of May 30, 2018, the 7,640,327 new shares allocated in Tranche 2 of the Equity Offering were validly issued and fully paid.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	20.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

Commercial Arrangements
We have obtained certain rig and other operating supplies from Schlumberger and may continue to obtain such supplies in the future. Purchases from Schlumberger were $4.6 million during the third quarter of 2019, $2.4 million during the third quarter of 2018, $15.6 million during the first nine months of 2019 and $3.2 million during the first nine months of 2018. $0.4 million and $0.4 million were outstanding at September 30, 2019 and December 31, 2018, respectively.

Pursuant to the corporate support agreement with Magni Partners Limited, which provides for reimbursement of costs with Borr board approval, $1.0 million was paid during the second quarter 2019 under the agreement. $nil was outstanding at September 30, 2019 and September 30, 2018.

Transactions with entities over which the Company has significant influence

Mexico Joint Ventures
On June 28, 2019, we entered into a binding agreement to acquire 49% of the shares in Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. and OPEX Perforadora S.A. de C.V, entities incorporated in 2019 by Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) , a Mexican oil and gas services company, for the purposes of performing integrated drilling services under contracts with Petroleo Mexicanos (“Pemex”).

OPEX
As part of entering into the share purchase agreement for 49% of the shares in OPEX, we also entered into other commercial arrangements with this related party. We provide management services through a management services agreement at a cost-plus basis. The revenue from these services can be found within the Related party revenue line in our Statement of Operations and in the third quarter of 2019 we provided services worth $0.3 million. We have provided a guarantee valued at $5.9 million to support OPEX’s operations under the contracts with Pemex.  Performex, in which we own 49%, provides drilling services under drilling contracts with OPEX on a dayrate basis. We have as at 30 September 2019 provided $2.5 million of funding to OPEX.

Performex
As part of entering into the share purchase agreement for 49% of the shares in Performex, we also entered into other commercial arrangements with the same entity. We provide two rigs on a bareboat basis for Performex to service its contract with OPEX. No revenue was recognized under these bareboat contracts in the third quarter of 2019 due to commencement and mobilisation costs prior to start-up of operations in September, but we expect to recognize Related party bareboat revenue as a separate line item in our Statement of Operations in future reporting periods. We also provide international and local personnel for the offshore operations of the rigs and administrative services on a cost-plus basis. In the third quarter of 2019, we recognized $1.8 million of Related party revenue from the provision of these services. We have as at 30 September 2019 provided $17.0 million of funding to Performex, some of which we expect to convert to equity in the near term. See also note 3.

Note 24 -  Commitments and contingencies

The Company has the following commitments as of September 30, 2019:

(in $ millions) Delivery instalments for jack-up drilling rigs	Delivery instalment	Back-end fee
Total	886.2	22.5

In addition, under the PPL Financing, PPL Shipyard is entitled to certain fees payable in connection with the increase in market value of the relevant PPL Shipyard Rig from October 31, 2017 until the repayment date, less the relevant rig owner’s equity cost of ownership of each jack-up rig and any interest paid on the delivery financing. No provision has been made for such fees as of September 30, 2019.

The following table sets forth when our commitments fall due as of September 30, 2019

(In $ millions)
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Delivery instalments for jack-up rigs	505.0	381.2	0.0	0.0	886.2

Other commercial commitments

We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.

The principal amounts of the outstanding surety bonds, customs bonds, bank guarantees, letters of credits and performance bonds were $70.4 million and $23.0 million as of September 30, 2019 and December 31, 2018, respectively. $70.0 million are covered by security under the guarantee facility under one of our loan agreements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	21.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended September 30, 2019

As of September 30, 2019, these obligations and their expiration dates are as follows:

(In $ millions)	1 year	1-3 years	3-5 years	Thereafter	Total
Surety bonds and other guarantees	70.4	—	—	—	70.4
Performance guarantee to OPEX (note 3)	—	5.6	—	—	5.6
Total	70.4	5.6	—	—	76.0

Note 25 -  Subsequent events

Appointment of Chairman of the Board
On October 8, 2019, Pål Kibsgaard was appointed as the new Chairman of the Board, replacing Tor Olav Trøim as Chairman. Mr. Trøim will continue to serve as a Director of the Company and has been appointed Deputy Chairman.

Delivery of Hermod
On October 15, 2019, the Company took delivery of “Hermod” from Keppel Shipyard Ltd. The final delivery instalment was $86.4 million, and the Company accepted delivery financing for the same amount.

Resignation of Chief Financial Officer
On November 6, 2019, Rune Magnus Lundetræ resigned as Chief Financial Officer of the Company. He will remain in his position until a replacement has been found.

Sale of marketable securities
On November 21, 2019, we partially realized our investment in Oro Negro bonds. Total proceeds received was approximately $20.2 million resulting in loss of $3.8 million that will be recognized in the fourth quarter of 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended September 30, 2019	22.